SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2007 JUL -3 P 3:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

29 June 2007

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07024886

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
JUL 09 2007
THOMSON FINANCIAL

Irene Ko

Irene Ko
Company Secretary

Encl.

c.c. J P Morgan
- Mr. King Ho

dlw 7/5

E:\m\SA\Right issue\Trading halt\ltr.doc.1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

SUSPENSION OF TRADING

At the request of Shangri-La Asia Limited (the "Company"), trading in the shares of the Company has been suspended with effect from 9:30 a.m. on 29 June 2007 pending the release of an announcement by the Company in relation to a proposed rights issue.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 29 June 2007

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purposes only*

END